Exhibit 12.1

MedImmune, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of dollars)

The following table presents our ratio of earnings to fixed charges for the years ended December 31, 2001 through 2005 and for the six months ended June 30, 2006:

	2001	2002		2003	2004		2005		Six months ended June 30, 2006
Earnings:
Income (loss) before income taxes	$228.5	$(1,049.8)		$291.2	$(9.2)		$7.5		$(27.9)
Loss related to equity method investees	—	0.1		0.6	—		0.5		—
	228.5	(1,049.7)		291.8	(9.2)		8.0		(27.9)
Add/(deduct):
Fixed charges	1.3	13.0		16.9	14.1		13.2		8.1
Amortization of capitalized interest	0.2	0.2		0.2	0.3		0.3		0.2
Interest costs capitalized	—	(0.9)		(2.9)	(1.6)		(1.1)		(0.8)
Earnings available for fixed charges	$230.0	$(1,037.4)		$306.0	$3.6		$20.4		$(20.4)
Fixed charges:
Interest expense(1)	$0.6	$10.0		$13.8	$11.0		$10.3		$6.5
Interest portion of rental expense(2)	0.7	3.0		3.1	3.1		2.9		1.6
Total fixed charges	$1.3	$13.0		$16.9	$14.1		$13.2		$8.1
Deficiency of earnings to fixed charges (in millions)	—	$(1,050.4	) (3)	—	$(10.5	) (4)	—		$(28.5)
Ratio of earnings to fixed charges	174x	—		18x	—		2x	(4)(5)	—

(1)          Includes interest on our then outstanding loans, whether expensed or capitalized, and amortization of debt expense and premium relating to indebtedness.

(2)          One-third of all rental expense is deemed to represent an appropriate interest factor.

(3)          Reflects the charge of approximately $1,179.3 million for acquired IPR&D and other charges in connection with the acquisition of Aviron on January 10, 2002.

(4)          Reflects charges of approximately $102.2 million and $4.7 million during 2004 and 2005, respectively, related to the dissolution of the collaboration with Wyeth and reacquisition of full rights to the influenza vaccines franchise. See Note 16 to the Consolidated Financial Statements in the Company’s annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this offering memorandum

(5)          Reflects charges of approximately $43.7 million for acquired IPR&D in connection with the Company’s acquisition of Cellective Therapeutics, Inc. on October 14, 2005. See Note 3 to the Consolidated Financial Statements in the Company’s annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this offering memorandum

Computation of Pro Forma Deficiency of Earnings to Fixed Charges
(Amounts in millions of dollars)

The following table presents our deficiency of earnings to fixed charges for the year ended December 31, 2005 and for the six months ended June 30, 2006 after adjustment for issuance of $1.15 billion of convertible senior notes on June 28, 2006 and the use of a portion of the proceeds to retire $489.6 million of our existing outstanding indebtedness:

	2005	Six months ended June 30, 2006
Earnings available for fixed charges	$20.4	$(20.4)

Fixed charges, as above	13.2	8.1

Adjustments:
Estimated net increase in interest expense from refinancing	12.4	6.0

Total pro forma fixed charges	25.6	14.1

Pro forma deficiency of earnings to fixed charges	$(5.2)	$(34.5)